As filed with the Securities and Exchange Commission on November 27, 2015

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ATOSSA GENETICS INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	26-4753208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2300 Eastlake Ave. East, Suite 200

Seattle, Washington 98102

Telephone: (800) 351-3902

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven C. Quay

Chairman, Chief Executive Officer and President

2300 Eastlake Ave. East, Suite 200

Seattle, Washington 98102

Telephone: (800) 351-3902

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

Kyle Guse Chief Financial Officer and General Counsel 2300 Eastlake Ave. East, Suite 200 Seattle, Washington 98102 (800) 351-3902	Ryan A. Murr Gibson, Dunn & Crutcher, LLP 555 Mission Street, Suite 3000 San Francisco, California 94105 Telephone: (415) 398-8200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

 (Do not check if a smaller reporting company)

The registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This Registration Statement complies with the requirements that apply to an issuer that is an emerging growth company.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This Registration Statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	6,086,207	(1)	$0.47	(2)	$2,860,517	$288

(1) Represents 6,086,207 shares of Common Stock, par value $0.001 per share (the “Common Stock”) that are issuable pursuant to a common stock purchase agreement with the selling stockholder named herein. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement also covers any additional shares of Common Stock which may become issuable to prevent dilution from stock splits, stock dividends and similar events.

(2) Pursuant to Rule 457(c), calculated on the basis of the average of the high and low prices per share of the registrant’s Common Stock reported on the NASDAQ Capital Market on November 25, 2015.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholder is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION

DATED _________________, 2015

6,086,207 Shares

Common Stock

This prospectus relates to the sale of up to 6,086,207 shares of our Common Stock by Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital” or the “Selling Stockholder”). The prices at which the Selling Stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we may receive proceeds of up to $25.0 million from the sale of our Common Stock to the Selling Stockholder, pursuant to a common stock purchase agreement entered into with the Selling Stockholder on November 11, 2015 (the “Purchase Agreement”), once the registration statement, of which this prospectus is a part, is declared effective.

The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the Selling Stockholder will be paid by the Selling Stockholder.

Our Common Stock trades on the NASDAQ Capital Market, or NASDAQ, under the ticker symbol “ATOS.” On November 25, 2015, the last reported sale price per share of our common stock was $0.48 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________________, 2015

You should read this prospectus, any applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in the securities of Atossa Genetics Inc. See “Where You Can Find Additional Information” on page 20 for more information. You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. The Company has not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that information contained in this prospectus, or in any document incorporated by reference, is accurate only as of any date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain, in addition to historical information, certain information, assumptions and discussions that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated. Although we believe our assumptions underlying our forward-looking statements are reasonable as of the date of this prospectus, we cannot assure you that the forward-looking statements set out in this prospectus will prove to be accurate. We typically identify these forward-looking statements by the use of forward-looking words such as “expect,” “potential,” “continue,” “may,” “will,” “should,” “could,” “would,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or the negative version of those words or other comparable words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	whether we maintain our clearances from the U.S. Food and Drug Administration, or FDA, and foreign regulatory bodies, and the CE Certificates of Conformity granted by our notified body, to sell, market and distribute our medical devices;

•	whether we can achieve our revenue forecast and other financial projections for 2015;

•	our ability to successfully commercialize the FullCYTE Breast Aspirator in the United States and our ForeCYTE Breast Aspirator outside the United States;

•	our ability to successfully continue selling and servicing Pharmacogenomics and NAF cytology testing in our laboratory;

•	our ability to successfully develop and commercialize our pharmaceutical candidates, including Afimoxifene Topical Gel and our ability to manufacture sufficient quantities of the active ingredients, enroll and successfully complete clinical studies and obtain necessary approvals from the FDA and other regulatory authorities;

•	our ability to successfully sell our products and services at currently expected prices or otherwise at prices acceptable to us;

•	our ability to successfully develop and commercialize new tests, tools and treatments currently in development and in the time frames currently expected;

•	our ability to maintain our business relationships, including with our distributors, suppliers and customers, while we launch and commercialize the FullCYTE Breast Aspirator in the United States and ForeCYTE Breast Aspirator and laboratory tests outside the United States;

•	our ability to engage third party suppliers to manufacture the ForeCYTE Breast Aspirator, FullCYTE Breast Aspirator, FullCYTE Microcatheter, other devices under development and their components at quantities and costs acceptable to us;

•	our ability to satisfy ongoing FDA, European Union (EU) and foreign requirements for manufacturing, distributing, and promoting the FullCYTE Breast Aspirator, NAF cytology test and FullCYTE Microcatheter and to obtain regulatory approvals, clearances and CE Certificate of Conformity for our other products and services in development;

•	our ability to successfully defend ongoing litigation, including the securities class action law suit filed against us on October 10, 2013, and other similar complaints that may be brought in the future, in a timely manner and within the coverage, scope and limits of our insurance policies;

•	the benefits and clinical accuracy of our laboratory tests, including the NAF cytology and Pharmacogenomics tests;

•	our ability to establish and maintain intellectual property rights covering our products and services;

•	the willingness of health insurance companies, including those who are members of the MultiPlan, FedMed and HealthSmart networks, and other third party payors to approve our products and services for coverage and reimbursement;

•	our ability to establish and maintain an independent sales representative force, including with our current and future distributors and their sub-distributors, to market our current products and services and those that we may develop;

•	our expectations regarding, and our ability to satisfy, federal, state and foreign regulatory requirements;

•	the accuracy of our estimates of the size and characteristics of the markets that our products and services may address;

•	our expectations as to future financial performance, expense levels and liquidity sources;

•	our ability to attract and retain key personnel;

•	our ability to sell additional shares of our common stock to Aspire Capital under the terms of our purchase agreement with them; and

•	our ability to obtain, maintain and defend our intellectual property rights covering our devices, specimens, collection kits, diagnostic tests and compositions.

This prospectus also contains estimates and other statistical data provided by independent parties and by us relating to market size and growth and other industry data. These and other forward-looking statements made in this prospectus are presented as of the date on which the statements are made. We have included important factors in the cautionary statements included in this prospectus, particularly in the section titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any new information, future events or circumstances that may affect our business after the date of this prospectus. Except as required by law, we do not intend to update any forward-looking statements after the date on which the statement is made, whether as a result of new information, future events or circumstances or otherwise.

PROSPECTUS SUMMARY

The following summary of our business highlights certain of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, however, it may not contain all of the information that may be important to you. You should carefully read the following summary together with the more detailed information regarding our Company and the securities being sold in this offering, including “Risk Factors” and other information incorporated by reference herein.

Our Company

We are a healthcare company focused on the development of locally-administered pharmaceuticals for the treatment of pre-cancer and early stage breast cancer. Our leading pharmaceutical under development is Afimoxifene Topical Gel, or AfTG, which is in Phase II clinical development. We are also planning a Phase II clinical trial using our patented intraductal Microcatheters to deliver fulvestrant to treat ductal carcinoma in-situ, or DCIS, and breast cancer. We have also developed and are commercializing proprietary laboratory tests and medical devices. Our laboratory tests are being developed and performed by our wholly-owned subsidiary, The National Reference Laboratory for Breast Health, Inc., or the “NRLBH.” The NRLBH has developed and is currently marketing nipple aspirate fluid, or NAF, cytology tests and pharmacogenomics tests.

In May 2015, we acquired the worldwide exclusive rights to develop and commercialize AfTG for the potential treatment and prevention of hyperplasia of the breast and the rights to expand the license to other indications including breast cancer (which would require that we pay milestone payments for each additional indication). AfTG has been used in 16 Phase I and Phase II studies conducted in a variety of indications with over 450 patients. We are in the process of re-establishing the clinical supply of AfTG and plan to commence a Phase II clinical trial in mid-2016. The National Cancer Institute, Division of Cancer Prevention, has approved a Letter of Intent submitted by a member of the Consortia for Cancer Prevention Clinical Trials Program for the study of AfTG in women with DCIS. The Consortia includes five major medical research centers: the University of Arizona, Northwestern University, Mayo Clinic Foundation, M. D. Anderson Cancer Center and the University of Wisconsin.

In October 2015 the FDA accepted our investigational new drug application, or IND, to commence a Phase II clinical study using fulvestrant administered via our patented intraductal Microcatheters to treat DCIS and breast cancer. We expect this study will be performed by Columbia University Medical Center and will commence in December 2015.

Our medical devices include the ForeCYTE Breast Aspirator for distribution outside the United States and the FullCYTE Breast Aspirator for the U.S. market. These devices are intended for the collection of nipple aspirate fluid, or NAF, for cytological testing at a laboratory. The current version of the ForeCYTE Breast Aspirator is CE-marked and the FullCYTE Breast Aspirator has been cleared by the FDA. Other devices under development include intraductal Microcatheters for the potential administration of targeted pharmaceuticals, and various tools for potential use by breast surgeons.

Our key objectives are:

(1) Pharmaceutical Development: We plan to advance our pharmaceutical candidates through Phase II trials. A Phase II study of fulvestrant administered via our patented intraductal Microcatheters is planned to commence in December 2015. A Phase II study of AfTG is planned to begin enrollment in the mid-2016.

(2) Laboratory Tests: We plan to grow our revenue by promoting the pharmacogenomics test currently being offered by the NRLBH, and by developing and commercializing additional laboratory tests. We reported total gross revenue of $5.3 million for the nine months ended September 30, 2015, substantially all of which was from pharmacogenomics testing. In October 2015, we hired four additional fulltime sales and marketing professionals and beginning in October 2015 substantially all of our internal sales and marketing resources are being devoted to our pharmacogenomics test.

(3) Breast Aspirators: Our FullCYTE Breast Aspirator is available in the United States through our distributors, which are currently Thermo Fisher Scientific and Henry Schein Medical. Our ForeCYTE Breast Aspirator is available in the EU and related markets through Rhenus Logistics. We plan to commence approximately three clinical studies in the EU and related markets of our ForeCYTE device to demonstrate clinical utility of the ForeCYTE device and/or to identify biomarkers in NAF that, subject to additional regulatory clearances, may enhance clinical utility of the device and the laboratory test of the NAF specimen. In September 2015, we received approval from the institutional review board to commence the first of these studies using the ForeCYTE device in Israel. In November 2015, we submitted an application with the American Medical Association for a CPT code for the collection NAF in doctor’s offices. This is a critical step in helping to acquire third-party reimbursement for the collection procedure and is an important element in generating testing procedures.

Our common stock is currently quoted on The NASDAQ Capital Market under the symbol “ATOS.”

Our Pharmaceutical Programs Under Development

We have two locally-administered pharmaceutical programs under development: AfTG, which the patient applies daily directly to the breast, and a drug called fulvestrant that a surgeon administers through our patented intraductal Microcatheters.

Afimoxifene Topical Gel (AfTG)

Overview

We hold the worldwide exclusive rights to develop and commercialize AfTG for the potential treatment and prevention of hyperplasia of the breast. The active pharmaceutical ingredient in AfTG is Afimoxifene (4-hydroxytamoxifen), which is an active metabolite of tamoxifen. Afimoxifene is an anti-estrogen with an affinity for estrogen receptor that is up to 50 fold higher compared with that of tamoxifen. AfTG is a proprietary transdermal gel formulation of Afimoxifene protected by 10 patent families. We are evaluating AfTG for potential use in several patient populations: high risk women as determined by family history, etc.; women with high breast density; and women with a biopsy showing either atypical hyperplasia or DCIS. We plan to start enrolling patients in a Phase 2 study of AfTG in mid-2016.

AfTG can be dispensed from a convenient metered-dose container. We have rights to a comprehensive preclinical pharmacology and toxicology package on AfTG and its manufacturing CMC package is expected to be sufficient to support our Phase 2 and 3 programs. A total of 16 Phase 1 and Phase 2 studies have been conducted in a variety of indications in the United States, United Kingdom, France, Poland, and Czech Republic. These studies enrolled over 450 patients total, and results were published in leading medical journals such as the Journal of Clinical Oncology (J Clin Oncol 2005;23:2980-87), Clinical Cancer Research (Clin Cancer Res 2014;20:3672-82), and Breast Cancer Research and Treatment (Breast Cancer Res Treat 2007;106:389-97).

Potential Funding by NCI

The National Cancer Institute, Division of Cancer Prevention, has approved a Letter of Intent submitted by a member of the Consortia for Cancer Prevention Clinical Trials Program for the study of AfTG in women with DCIS. The Consortia includes five major medical research centers: the University of Arizona, Northwestern University, Mayo Clinic Foundation, M. D. Anderson Cancer Center and the University of Wisconsin. The next step is for the academic investigator to develop a clinical protocol. If this program is ultimately approved, the majority of the cost of the clinical trial is expected to be paid for by the NCI. This program could provide major clinical validation of AfTG by the NCI and leading breast cancer academic investigators, and having the NCI pay for the study would be less costly than if we were to pay for the study ourselves.

Existing Data on AfTG

The results of previous studies show that the efficacy of oral tamoxifen in preventing cancer in the study patient populations varies from a low of about 50% to a high of almost 85%. The cancers that did occur in the patients in these studies had a common theme: none of them were estrogen receptor positive. So, the most common kind of breast cancer, estrogen positive, is almost entirely prevented by oral tamoxifen. The most common form of male breast cancer is also estrogen receptor positive, so there is potential for this currently underserved breast cancer population.

These studies demonstrate that tamoxifen is quite effective in preventing breast cancer in these patient populations. We hope that our studies will show that AfTG is also effective but because it is delivered topically rather than orally and we hope that our studies will demonstrate that AfTG does not cause strokes, cataracts, blood clots in the legs and lungs, and cancer of the uterus.

In a previous study done by the National Cancer Institute and academic centers in women with DCIS, oral tamoxifen or AfTG was given to women for a month and the amount of drug was measured in the breast, and in the blood where it causes toxicity. The results show that there were similar amounts of active drug in the breast of both groups but <5% of drug in the blood with our gel compared to the oral tamoxifen. The blood markers of stroke, blood clots, and uterine cancer were increased by oral tamoxifen but not AfTG. And the biomarker in the breast of blocking estrogen effect, called Ki-67, showed similar blockage of cell growth.

Summary of our Rights to AfTG

These AfTG rights were granted to us pursuant to a May 14, 2015, Intellectual Property License Agreement with Besins Healthcare Luxembourg SARL. The agreement requires that we pay a royalty of 8% to 9% of net sales for the first 15 years of commercialization. We have the non-exclusive right to also develop AfTG for breast cancer and other breast diseases, which would require the payment of the following milestone payments for these additional indications: (i) $5,000,000 for the exclusive right to review, access, and reference a Besins investigational new drug application (IND) for each additional indication, and (ii) $20,000,000 when we commences a Phase 3 clinical trial for each additional indication.

If and when we decide to sublicense its rights to commercialize the AfTG in a country in the territory, Besins has the right of first refusal to commercialize the AfTG on a country-by-country basis in countries where Besins has a marketing presence.

The agreement automatically expires on a country-by-country basis fifteen years after the first commercial sale of AfTG in the particular country. The agreement may be terminated (i) by either party upon a material breach of the agreement that is not cured by the breaching party, (ii) by mutual agreement of the parties, (iii) by Atossa at its discretion if it elects to stop developing or commercializing AfTG, (iv) by Besins on a country-by-country basis or indication-by-indication basis if we fail to commercialize or commence commercial sales within a specified time, or (v) by Besins if we fail to accomplish any aspect of the development plan within six months of target date set forth in the development plan. The development plan covers an 18-month period and is required to be updated by us every six months during the term of the agreement.

Next steps with AfTG

We have engaged AAIPharma/Cambridge Major Laboratories to manufacture AfTG. They are an experienced pharmaceutical manufacturer with a good FDA track record and we are confident will produce the cGMP quantities in a timely manner to support our study plans.

Our next step with our AfTG program is to get feedback from the FDA on potential clinical programs. This will occur in the first quarter of 2016. Our goal is to enroll the first patient in a trial in mid-2016.

Intraductal Fulvestrant Administered via our Microcatheters

Fulvestrant is an FDA-approved drug for metastatic breast cancer. It is given as a monthly injection of two big shots, typically given into the buttocks. In 2012 a published study documented that the single dose cost of intramuscular Fulvestrant was approximately $12,000, which is over $140,000 per patient per year.

One potential market for intraductal therapy is to take advantage of the large difference in the amount of drug that gets into the tissue with the intraductal administration versus the intramuscular injection. One analysis suggests that the dug levels in tissue might be over 20,000-times higher with the intraductal route. This provides the potential to test a ‘one and done’ intraductal treatment modality instead of the monthly injections and with potentially higher tissue levels than are possible with intramuscular administration which should represent a significant cost savings to the healthcare system.

We have an issued patent for the intraductal use of fulvestrant as well as many other pharmaceuticals.

A second potential indication for intraductal fulvestrant is in the neoadjuvant setting, meaning that the drug would be delivered before the primary treatment of surgery. High drug concentration at the site of the tumor and lack of systemic exposure and subsequent toxicity could represent real treatment advances. The current neoadjuvant schedules can run for three months before surgery and the ability to shorten that by one or even two months has immense value for the patient and the healthcare system.

We will be developing the clinical path and indications we intend to follow over the next three months and then will request an FDA meeting during the first quarter of 2016. We do not yet have FDA’s thoughts but our preliminary analysis, subject to FDA feedback, is that the intraductal fulvestrant program could qualify for designation under the 505(b)(2) status. This would allow us to file with clinical data only and without having to perform additional, significant clinical or pre-clinical studies. So the path to market is both faster and less expensive than a standard NDA program.

To support this development program, we have successfully completed the clinical build of micro-catheters for the clinical trial program. The FDA has also issued a “Safe to Proceed” letter for our first Investigational New Drug application or IND for this study to begin. We expect that the Columbia University Medical Center Breast Cancer Program will be conducting our first clinical study of intraductal fulvestrant and we hope to enroll the first patient in December 2015.

Our Laboratory, the NRLBH

The NRLBH, located in Seattle, Washington, is certified under CLIA and ISO 15189:2012 and is certified by the College of American Pathologists. We believe the NRLBH is one of fewer than ten laboratories in the United States to hold the ISO 15189:2012 certification and it was the first commercial lab in the country to offer enhanced pharmacogenomics testing based on the Luminex xTAG platform. Substantially all of our revenue in 2015 has been generated by the NRLBH from its pharmacogenomics test services.

An adverse Medicare local coverage determination, or LCD, was made on June 22, 2015 that limits the medical conditions and drugs that are covered by Medicare for our pharmacogenomics tests. As a result, our revenue from Medicare as well as from commercial payers has been negatively impacted. Due to the uncertainty around the impact that this change is having and could continue to have on our business, we are not providing a revenue forecast for 2015 and have withdrawn all forecasts that we previously provided.

The NRLBH has in-network arrangements with Meridian Health Plan of Michigan and Washington Medicaid and is in the process of securing additional in-network arrangements with Medicaid and commercial payers.

Implications of being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, and intend to take advantage of the other exemptions.

Corporate Information

We were incorporated in Delaware in April 2009. Our principal executive offices are located at 2300 Eastlake Ave. East, Suite 200, Seattle, Washington 98102 and our telephone number is (800) 351-3902. Our corporate website is located at www.atossagenetics.com and our laboratory website is located at www.nrlbh.com. Information contained on, or that can be accessed through, our websites is not a part of this prospectus.

MASCT is our registered trademark and our name and logo are our trademarks. FullCYTE, NextCYTE and ArgusCYTE are our service marks. This prospectus also includes additional trademarks, trade names and service marks of third parties, which are the property of their respective owners.

THE OFFERING

Common stock covered by this Prospectus:	Up to 6,086,207 shares of Common Stock.

Common stock outstanding as of September 30, 2015:	30,446,260 shares.

Use of proceeds:	The Selling Stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we may receive up to $25.0 million in proceeds from the sale of our Common Stock to the Selling Stockholder under the Purchase Agreement described below. Any proceeds from the Selling Stockholder that we receive under the Purchase Agreement are expected be used for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors:	The shares offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 7.

Dividend policy:	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our Common Stock.

Trading Symbol:	Our Common Stock currently trades on the NASDAQ Capital Market under the symbol “ATOS”.

Our Common Stock Purchase Agreement with Aspire Capital Fund, LLC

On November 11, 2015, we entered into a common stock purchase agreement (referred to in this prospectus as the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as “Aspire Capital” or the “Selling Stockholder”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $25.0 million of our shares of Common Stock over the approximately 30-month term of the Purchase Agreement. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (referred to in this prospectus as the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of the shares of our Common Stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of November 11, 2015, there were 30,446,260 shares of our Common Stock outstanding (25,667,728 shares held by non-affiliates), excluding the 6,086,207 shares offered that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. If all of the 6,086,207 shares of our Common Stock offered hereby were issued and outstanding as of the date thereof, such shares would represent 19.99% of the total Common Stock outstanding or 23.71% of the non-affiliate shares of Common Stock outstanding as of the date we entered into the Purchase Agreement. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

As of November 27, 2015 there were 30,446,260 shares of our Common Stock outstanding (25,667,728 shares held by non-affiliates), excluding the 6,086,207 shares offered by this prospectus that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 6,086,207 shares of our Common Stock under the Securities Act, which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act.

After the Securities and Exchange Commission has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our common stock exceeds $0.10, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 shares of our common stock per trading day, provided that the aggregate price of such purchase shall not exceed $500,000 per trading day, up to $25.0 million of our Common Stock in the aggregate at a per share price (the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice for 150,000 shares to Aspire Capital and the closing sale price of our stock is equal to or greater than $0.50 per share of Common Stock, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of our Common Stock traded on the NASDAQ on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (the “VWAP Minimum Price Threshold”) (as more specifically described below). The purchase price per share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our Common Stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not affect any sales under the Purchase Agreement on any purchase date where the closing sale price of our Common Stock is less than $0.10 per share (the “Floor Price”). This Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

The issuance of the all shares to Aspire Capital under the Purchase Agreement is exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

RISK FACTORS

A purchase of our shares of Common Stock is an investment in our securities and involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information contained in or incorporated by reference in this prospectus, including the risks and uncertainties discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated in our Quarterly Reports on Form 10-Q. All of these risk factors are incorporated by reference herein in their entirety. If any of these risks actually occur, our business, financial condition and results of operations would likely suffer. In that case, the market price of the Common Stock could decline, and you may lose part or all of your investment in our company. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.

We will need to raise substantial additional capital in the future to fund our operations and we may be unable to raise such funds when needed and on acceptable terms.

The extent to which we utilize the Purchase Agreement with Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our Common Stock, the volume of trading in our Common Stock and the extent to which we are able to secure funds from other sources. The number of shares that we may sell to Aspire Capital under the Purchase Agreement on any given day and during the term of the Purchase Agreement is limited. See “Our Common Stock Purchase Agreement with Aspire Capital Fund, LLC” section of this prospectus for additional information. Additionally, we and Aspire Capital may not effect any sales of shares of our Common Stock under the Purchase Agreement during the continuance of an event of default or on any trading day that the closing sale price of our Common Stock is less than $0.10 per share. Even if we are able to access the full $25.0 million under the Purchase Agreement, we will still need additional capital to fully implement our business, operating and development plans.

When we elect to raise additional funds or additional funds are required, we may raise such funds from time to time through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives, as well as through sales of Common Stock to Aspire Capital under the Purchase Agreement. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing acquisition, licensing, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected and we may be unable to continue our operations.

The sale of our Common Stock to Aspire Capital may cause substantial dilution to our existing stockholders and the sale of the shares of Common Stock acquired by Aspire Capital could cause the price of our Common Stock to decline.

We are registering for sale the 6,086,207 shares that we may sell to Aspire Capital under the Purchase Agreement. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 30 months from the date of this prospectus. The number of shares ultimately offered for sale by Aspire Capital under this prospectus is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our common stock under the Purchase Agreement may cause the trading price of our Common Stock to decline.

Aspire Capital may ultimately purchase all, some or none of the $25.0 million of Common Stock that is the subject of this prospectus. Aspire Capital may sell all, some or none of our shares that it holds or comes to hold under the Purchase Agreement. Sales by Aspire Capital of shares acquired pursuant to the Purchase Agreement under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our Common Stock. The sale of a substantial number of shares of our Common Stock by Aspire Capital in this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Changes in regulations and policies, including adverse coverage decisions by Medicare Administrative Contractors, or changes in payor mix is adversely affecting, and could continue to adversely affect reimbursement for laboratory services and could have a material adverse impact on our revenue and profitability.

Most of our services are billed to a party other than the physician who ordered the test, including for example, Medicare and commercial insurance companies. The majority of our pharmacogenomics tests have been billed to Medicare. Reimbursement levels for healthcare services are subject to continuous and often unexpected changes in policies. Changes in governmental and third party reimbursement rates and policies may result from statutory and regulatory changes, retroactive rate adjustments, administrative rulings, competitive bidding initiatives, and other policy changes. Uncertainty also exists as to the coverage and reimbursement status of new services, including our pharmacogenomics test and NAF test both of which are relatively new services.

Government payors and insurance companies have increased their efforts to control the cost, utilization, and delivery of healthcare services. For example, at least yearly, Congress has considered and enacted changes in the Medicare fee schedule in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services or changes in policy regarding coverage of tests may be implemented from time to time. The payment amounts under the Medicare fee schedules are often used as a reference for the payment amounts set by other third party payors. As a result, a reduction in Medicare reimbursement rates could result in a corresponding reduction in the reimbursements we may receive from such third party payors. Changes in test coverage policies of other third party payors may also occur. Such reimbursement and coverage changes in the past have resulted in reduced prices, added costs and reduced accession volume, and have imposed more complex regulatory and administrative burdens. Further changes in federal, state, and local third party payor laws, regulations, or policies may have a material adverse impact on our business.

Adverse coverage decisions by Medicare Administrative Contractors is having and could continue to have a material adverse impact on our revenue and operations.

 On May 7, 2015, the Medicare Administrative Contractor covering the region in which the NRLBH operates issued a local coverage determination, or LCD, that affects the Medicare reimbursement we expect to receive for our pharmacogenomics tests for tests performed on or after the effective date of the LCD which was June 22, 2015. The LCD provides that Medicare reimbursement will be provided for pharmacogenomics tests only for patients on a few specific drugs or for specific conditions at the reimbursement rate of $243 to $669 per test, depending on the drug and condition, which is lower than our historic average reimbursement. Most of the pharmacogenomics tests previously performed by the NRLBH have been for drugs and conditions for which Medicare reimbursement is not be available under the new LCD. This new LCD has negatively impacted our revenue for the quarter ended September 30, 2015. For example, the LCD has reduced the types of conditions and the pharmaceuticals for which Medicare will reimburse which we believe is indirectly causing some commercial carriers to deny or limit coverage for some drugs or patients. This has negatively impacted the reimbursement rate on our tests and the number of tests we performed in the third quarter 2015. Additionally, after the LCD went into effect, one of our largest commercial payor has also denied coverage for a significant number of our pharmacogenomics tests which has adversely impacted our third quarter 2015 revenue. The LCD could continue to significantly reduce number of tests submitted to the NRLBH, the rate at which the NRLBH is reimbursed and could reduce the types of pharmaceuticals and conditions for which reimbursement is available, which could have a significant adverse impact on our revenues and operations.

If our stock price does not appreciate above $1.00 per share, we may be delisted from NASDAQ which would adversely affect our stock price, liquidity and our ability to raise capital.

On September 28, 2015, we received a letter from NASDAQ stating that the Company was not in compliance with NASDAQ Listing Rule 5550(a)(2), because the Company's common stock failed to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. We have until March 28, 2016 to regain compliance. In the event we do not regain compliance by then, we may be eligible for additional time if at that time we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provide written notice to NASDAQ of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. The letter also states that the NASDAQ staff will provide written notification that we have regained compliance if the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days.

If our stock price does not appreciate above $1.00 per share we may be delisted from NASDAQ which could adversely affect our stock price, liquidity and our ability to raise funding.

If we are not able to protect our proprietary technology, others could compete against us more directly, which would harm our business.

Our commercial success will depend, in part, on our ability to obtain additional patents and licenses and protect our existing patent position, both in the United States and in other countries, for devices, kits, diagnostics tests, Therapeutics and related technologies, processes, methods, compositions and other inventions that we believe are patentable. Our ability to preserve our trade secrets and other intellectual property is also important to our long-term success. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to maintain profitability. Patents may also issue to third parties which could interfere with our ability to bring our molecular diagnostic tests or therapeutics to market. The laws of some foreign countries do not protect our proprietary rights to the same extent as U.S. laws, and we may encounter significant problems in protecting our proprietary rights in these countries. The patent positions of diagnostic companies and pharmaceutical and biotechnology companies, including our patent position, are generally highly uncertain and particularly after the Supreme Court decisions, Mayo Collaborative Services v. Prometheus Laboratories , 132 S. Ct. 1289 (2012), Association for Molecular Pathology v. Myriad , 133 S. Ct. 2107 (2013), and Alice Corp. v. CLS Bank Int’l , 134 S. Ct. 2347 (2014), and involve complex legal and factual questions, and, therefore, any patents issued to us may be challenged, deemed unenforceable, invalidated or circumvented. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and any future tests are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our patent applications may never issue as patents, and the claims of any issued patents may not afford meaningful protection for our technology or tests. In addition, any patents issued to us or our licensors may be challenged, and subsequently narrowed, invalidated or circumvented.

•	The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	we or our licensors were the first to make the inventions covered by each of our patent applications;

•	we or our licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ patent applications will result in issued patents;

•	any of our or our licensors’ patents will be valid or enforceable;

•	any patents issued to us or our licensors and collaborators will provide a basis for commercially viable tests and/or Therapeutics, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or tests that are patentable;

•	the patents of others will not have an adverse effect on our business; or

•	our patents or patents that we license from others will survive legal challenges, and remain valid and enforceable.

If a third party files a patent application with claims to a biomarker or a drug we have discovered or developed, a derivation proceeding may be initiated regarding competing patent applications. If an derivation proceeding is initiated, we may not prevail in the derivation proceeding. If the other party prevails in the derivation proceeding, we may be precluded from commercializing services or tests based on the biomarker or the drug, or may be required to seek a license. A license may not be available to us on commercially acceptable terms, if at all.

We also rely upon unpatented proprietary technologies. Although we require employees, consultants and collaborators to sign confidentiality agreements, we may not be able to adequately protect our rights in such unpatented proprietary technologies, which could have a material adverse effect on our business. For example, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our proprietary technologies or disclose our technologies to our competitors.

If we were sued for patent infringement by third parties, we might incur significant costs and delays in test or drug introduction.

Our tests and drug candidates may also conflict with patents that have been or may be granted to others. Our industry includes many organizations that have or are seeking to discern biomarkers and develop genomic, proteomic and other technologies and also develop drugs. To the extent any patents are issued or have been issued to those organizations, the risk increases that the sale of our molecular diagnostic and companion diagnostic tests, and drugs under development may give rise to claims of patent infringement. Others may have filed and in the future are likely to file patent applications covering biomarkers that are similar or identical to our tests and/or drugs that are similar to our drugs. Any of these patent applications may have priority over our patent applications and these entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing or marketing our tests. Patent litigation is costly, and even if we prevail, the cost of such litigation could have a material adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license. Any license required may not be available to us on commercially acceptable terms, if at all. Our failure to obtain a license to any technology that we may require to commercialize our tests could have a material adverse effect on our business. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in this litigation, it could consume a substantial portion of our managerial and financial resources.

If we fail to comply with our obligations under license or technology agreements with third parties, we could lose license rights that are critical to our business.

We license intellectual property that is critical to our business, including licenses underlying the technology in our molecular diagnostic and pharmaceutical and clinical services and therapeutics and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. These licenses impose various royalty payments, milestones, and other obligations on us. If we fail to comply with any of these obligations, the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from distributing our current tests and/or drugs, or inhibit our ability to commercialize future test and/or therapeutics candidates. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

USE OF PROCEEDS

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by Aspire Capital. We will not receive any proceeds upon the sale of shares by Aspire Capital. However, we may receive proceeds up to $25.0 million under the Purchase Agreement with Aspire Capital.

The proceeds received from the sale of the shares under the Purchase Agreement will be used for working capital and general corporate purposes. However, we cannot guarantee that we will receive any proceeds in connection with the Purchase Agreement because we may be unable or choose not to issue and sell any securities pursuant to the Purchase Agreement. This anticipated use of net proceeds from the sale of our Common Stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions.

DIVIDEND POLICY

We have not declared any dividends and do not anticipate that we will declare dividends in the foreseeable future; rather, we intend to retain any future earnings for the development of the business. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

SELLING STOCKHOLDER

The Selling Stockholder may from time to time offer and sell any or all of the shares of our Common Stock set forth below pursuant to this prospectus. When we refer to the “Selling Stockholder” in this prospectus, we mean the entity listed in the table below, and its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Stockholder’s interests in shares of our Common Stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the Selling Stockholder for whom we are registering shares for sale to the public, the number of shares of Common Stock beneficially owned by the Selling Stockholder prior to this offering, the total number of shares of Common Stock that the Selling Stockholder may offer pursuant to this prospectus and the number of shares of Common Stock that the Selling Stockholder will beneficially own after this offering. Except as noted below, the Selling Stockholder does not have, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the Selling Stockholder is not or was not affiliated with registered broker-dealers.

Based on the information provided to us by the Selling Stockholder, assuming that the Selling Stockholder sells all of the shares of our Common Stock beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the Selling Stockholder will not own any shares other than those appearing in the column entitled “Beneficial Ownership After This Offering.” We cannot advise you as to whether the Selling Stockholder will in fact sell any or all of such shares of Common Stock. In addition, the Selling Stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our Common Stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering (1)		Percentage of Outstanding Shares Beneficially Owned After Offering
Aspire Capital Fund, LLC (2)	1,520,833	(3)	4.995%	6,086,207	1,520,833	(4)	4.160%	(5)

(1)	Assumes the sale of all shares of Common Stock registered pursuant to this prospectus, although the Selling Stockholder is under no obligation known to us to sell any shares at this time.

(2)	Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund LLC (“Aspire Capital”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of common stock held by Aspire Capital. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the Common Stock held by Aspire Capital, except to extent of their pecuniary interest therein. Aspire Capital is not a licensed broker dealer nor is any of its affiliate a licensed broker dealer.

(3)	As of the date hereof, 1,520,833 shares of our common stock are owned by Aspire Capital, consisting of 1,520,833 shares previously purchased by Aspire Capital. We may elect in our sole discretion to sell to Aspire Capital up to an additional 6,086,207 shares under the Purchase Agreement and included in this prospectus but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

(4)	Amount equals shares beneficially owned before the offering and assumes no additional sales of the remaining 1,520,833 shares.

(5)	Based on 30,446,260 shares of Common Stock outstanding as of November 19, 2015.

THE ASPIRE CAPITAL TRANSACTION

General

On November 11, 2015, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $25.0 million of our shares of Common Stock over the term of the Purchase Agreement. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act, the sale of the shares of our Common Stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of November 11, 2015, there were 30,446,260 shares of our Common Stock outstanding (25,667,728 shares held by non-affiliates), excluding the 6,086,207 shares offered that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. If all of the 6,086,207 shares of our Common Stock offered hereby were issued and outstanding as of the date thereof, such shares would represent 19.99% of the total Common Stock outstanding or 23.71% of the non-affiliate shares of Common Stock outstanding as of the date thereof. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

As of November 19, 2015, there were 30,446,260 shares of our Common Stock outstanding (25,667,728 shares held by non-affiliates), excluding the 6,086,207 shares offered that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 6,086,207 shares of our Common Stock under the Securities Act, which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act. Under the Purchase Agreement, we have the right but not the obligation to issue more than the 6,086,207 shares of Common Stock included in this prospectus to Aspire Capital. As of the date hereof, we do not have any plans or intent to issue to Aspire Capital any shares of Common Stock in addition to the 6,086,207 shares of Common Stock offered hereby.

After the Securities and Exchange Commission has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our Common Stock is not less than $0.10 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 shares of our Common Stock per business day, up to $25.0 million of our Common Stock in the aggregate at a Purchase Price calculated by reference to the prevailing market price of our Common Stock over the preceding 12-business day period (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for 150,000 shares of our Common Stock and our stock price is not less than $0.50 per share, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the NASDAQ on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our Common Stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our Common Stock is less than $0.10. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our Common Stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us. The Purchase Agreement provides that on the date of its execution, the certain Purchase Agreement, dated as of May 26, 2015, by and between the Company and Aspire Capital, was terminated.

Purchase of shares under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us on which the closing sale price of our Common Stock exceeds $0.10 per share, we may direct Aspire Capital to purchase up to 150,000 shares of our Common Stock per trading day. The Purchase Price of such shares is equal to the lesser of:

•	the lowest sale price of our Common Stock on the purchase date; or

•	the arithmetic average of the three lowest closing sale prices for our Common Stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for purchase of 150,000 shares and our stock price is not less than $0.50 per share, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the our Common Stock traded on the NASDAQ on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 80% of the closing price of our Common Stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:

•	the closing sale price on the VWAP Purchase Date; or

•	95% of the volume-weighted average price for our Common Stock traded on the NASDAQ :

o	on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum or

o	during that portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on the NASDAQ exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of our Common Stock falls below the VWAP Minimum Price Threshold.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the purchase price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, the Company and Aspire Capital may not effect any sales of shares of our Common Stock on any trading day that the closing sale price of our Common Stock is less than $0.10 per share.

Compliance with the NASDAQ Capital Market Rules

The Purchase Agreement provides that the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 6,086,207, or the Exchange Cap, which represents 19.99% of our outstanding shares as of November 11, 2015, unless shareholder approval or an exception pursuant to the rules of the NASDAQ Capital Market is obtained to issue more than 19.99%, to be in compliance with the applicable listing maintenance rules of the NASDAQ Capital Market. We are not required or permitted to issue any shares of Common Stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the NASDAQ Capital Market.

Beneficial Ownership Limitation

Under the Purchase Agreement, we and Aspire Capital may not effect any sales of shares of our Common Stock if such shares proposed to be issued and sold, when aggregated with all other shares of our Common Stock beneficially owned by Aspire Capital and its affiliates, would result in the beneficial ownership by Aspire Capital and its affiliates of more than 19.99% of our then issued and outstanding shares of Common Stock.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following events of default:

•	the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of Common Stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the Securities and Exchange Commission (the “SEC”) such lapse or unavailability may continue for a period of no more than 40 consecutive business days;

•	the suspension from trading or failure of our Common Stock to be listed on our principal market for a period of ten consecutive business days;

•	the delisting of our Common Stock from the NASDAQ, provided however, that in the event our Common Stock is not immediately thereafter listed and traded on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, the Over-The-Counter Bulletin Board interdealer quotation system or either one of the OTCQB or the OTCQX market places of the OTC Markets Group, Inc.;

•	our transfer agent’s failure to issue to Aspire Capital shares of our Common Stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•	any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which could have a material adverse effect on us, subject to a cure period of five business days;

•	if we become insolvent or are generally unable to pay our debts as they become due; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Minimum Share Price

Under the Purchase Agreement, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock is less than $0.10 per share.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging, which establishes a net short position with respect to our Common Stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 6,086,207 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 30 months from the date of this prospectus. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our Common Stock to decline and/or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the 6,086,207 shares of Common Stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in substantial dilution to the interests of other holders of our Common Stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Amount of Potential Proceeds to be Received under the Purchase Agreement

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $25.0 million of our shares of Common Stock. However, we estimate that we will sell no more than 6,086,207 shares to Aspire Capital under the Purchase Agreement, all of which are included in this offering. Subject to any required approval by our Board of Directors, we have the right but not the obligation to issue more than the 6,086,207 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 6,086,207 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of Common Stock issued to Aspire Capital at varying purchase prices:

Assumed Average Purchase Price	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement Registered in this Offering	Number of Shares to be Issued in this Offering at the Assumed Average Purchase Price	Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital (1)
$0.10	$608,620.70	6,086,207	16.66%
$0.25	$1,521,551.75	6,086,207	16.66%
$0.50	$3,043,103.50	6,086,207	16.66%
$1.00	$6,086,207.00	6,086,207	16.66%
$2.00	$12,172,414.00	6,086,207	16.66%
$3.00	$18,258,621.00	6,086,207	16.66%
$4.00	$24,344,828.00	6,086,207	16.66%
$6.00	$25,000,000.00	4,166,666	12.04%

(1)	The denominator is based on 30,446,260 shares outstanding as of November 19, 2015, which includes the number of shares set forth in the adjacent column which we would have sold to Aspire Capital at the corresponding assumed purchase price set forth in the adjacent column. The numerator is based on the number of shares which we may issue to Aspire Capital under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed purchase price set forth in the adjacent column.

DILUTION

The sale of our common stock to Aspire Capital pursuant to the Purchase Agreement will have a dilutive impact on our stockholders. As a result, our net income per share, if any, would decrease in future periods and the market price of our Common Stock could decline. In addition, the lower our stock price is at the time we exercise our right to sell shares to Aspire Capital, the more shares of our Common Stock we will have to issue to Aspire Capital pursuant to the Purchase Agreement and our existing stockholders would experience greater dilution.

Our net tangible book value as of September 30, 2015 was approximately $7.3 million, or $0.24 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2015.

After giving effect to the sale in this offering of 6,086,207 shares of common stock at an assumed average sale price of $0.44 per share (based on the lowest sales price of our common stock as of November 25, 2015), our pro forma as adjusted net tangible book value as of September 30, 2015 would have been approximately $10.0 million, or $0.27 per share of Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.03 per share to our existing stockholders and an immediate dilution of $0.17 per share to our new stockholders.

PLAN OF DISTRIBUTION

The Common Stock offered by this prospectus is being offered by Aspire Capital, the Selling Stockholder. The Common Stock may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered by this prospectus may be effected by one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The Selling Stockholder may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholder may transfer the shares of our Common Stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

Aspire Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Aspire Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our Common Stock during the term of the Purchase Agreement.

We have advised Aspire Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares by Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Aspire Capital.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 75,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Holders of Common Stock are entitled to receive ratably dividends out of funds legally available, if and when declared from time to time by our Board of Directors. We have never paid any cash dividends on our Common Stock and our Board of Directors does not anticipate that we will pay cash dividends in the foreseeable future. The future payment of dividends, if any, on our Common Stock is within the discretion of the Board of Directors and will depend upon earnings, capital requirements, financial condition and other relevant factors. Holders of Common Stock are entitled to one vote for each share held on each matter to be voted on by stockholders. There is no cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the affairs of us, holders of Common Stock are to share in all assets remaining after the payment of liabilities and any preferential distributions payable to preferred stockholders, if any. The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of preferred stock, if any. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Certificate of Incorporation

Under our certificate of incorporation, as amended, our Board of Directors, without further action by our stockholders, currently has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights (including voting rights), preferences and privileges of these “blank check” preferred shares. Such preferred stock may have rights, including economic rights, senior to our Common Stock. As a result, the issuance of the preferred stock could have a material adverse effect on the price of our Common Stock and could make it more difficult for a third party to acquire a majority of our outstanding Common Stock.

Anti-Takeover Devices

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our Board of Directors is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may only be removed from office for cause and only by the affirmative vote of holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors. Furthermore, any vacancy on our Board of Directors, however occurring, including any vacancy resulting from an increase in the size of the board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our Board of Directors.

Undesignated Preferred Stock. Our certificate of incorporation authorizes “blank-check” preferred stock, which means that our Board of Directors has the authority to designate one or more series of preferred stock without stockholder approval. These series of preferred stock may have superior rights, preferences and privileges over our Common Stock, including dividend rights, voting rights and liquidation preferences. The ability of our Board of Directors to issue shares of our preferred stock without stockholder approval could deter takeover offers and make it more difficult or costly for a third party to acquire us without the consent of our Board of Directors.

Section 203 of the Delaware General Corporation Law. In addition, our certificate of incorporation does not opt out of Section 203 of the Delaware General Corporation Law, which protects a corporation against an unapproved takeover by prohibiting a company from engaging in any business combination with any interested stockholder (defined as a stockholder owning more than 15% of the outstanding shares) for a period of three years from the time such stockholder became a 15% holder unless approved by our Board of Directors.

Stockholder Rights Agreement. On May 19, 2014, the Company adopted a stockholder rights agreement which provides that all stockholders of record on May 26, 2014 received a non-taxable distribution of one preferred stock purchase right for each share of our Common Stock held by such stockholder. Each right is attached to and trades with the associated share of Common Stock. The rights will become exercisable only if one of the following occurs: (1) a person becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of our Common Stock (or, in the case of a person who beneficially owned 15% or more of our Common Stock on the date the stockholder rights agreement was executed, by acquiring beneficial ownership of additional shares representing 2.0% of our Common Stock then outstanding (excluding compensatory arrangements)), or (2) a person commences a tender offer that, if consummated, would result in such person becoming an Acquiring Person. If a person becomes an Acquiring Person, each right will entitle the holder, other than the Acquiring Person and certain related parties, to purchase a number of shares of our Common Stock with a market value that equals twice the exercise price of the right. The initial exercise price of each right is $15.00, so each holder (other than the Acquiring Person and certain related parties) exercising a right would be entitled to receive $30.00 worth of our Common Stock. If the Company is acquired in a merger or similar business combination transaction at any time after a person has become an Acquiring Person, each holder of a right (other than the Acquiring Person and certain related parties) will be entitled to purchase a similar amount of stock of the acquiring entity.

Transfer Agent and Registrar

We have appointed VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 (Telephone: (212) 828-8436; Facsimile (646) 536-3179) as our transfer agent and registrar.

Listing

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “ATOS”.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters relating to the validity of the Common Stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher, LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2014 and for the year then ended incorporated by reference in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern) which is incorporated by reference in the Prospectus, given on the authority of said firm as experts in auditing and accounting. KCCW Accountancy Corp., an independent PCAOB registered public accounting firm, has audited the Company’s consolidated balance sheets as of December 31, 2013 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, which are incorporated by reference in this prospectus. The consolidated financial statements are included in reliance on the report of KCCW Accountancy Corp., given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public at the SEC’s Internet web site at http://www.sec.gov.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. You are referred to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-35610):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 30, 2015;
•	portions of our definitive Proxy Statement on Schedule 14A, filed with the SEC on April 15, 2015;

•	our current reports on Form 8-K filed with the SEC on April 7, 2015, as amended, May 14, 2015, May 18, 2015, May 28, 2015, June 4, 2015, June 10, 2015, September 4, 2015 and October 10, 2015; and
•

our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 13, 2015, for the quarter ended June 30, 2015, filed with the SEC on August 6, 2015, and for the quarter ended September 30, 2015, filed with the SEC on November 12, 2015.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Kyle Guse, Chief Financial Officer, Atossa Genetics Inc., 2300 Eastlake Ave. East, Suite 200, Seattle, Washington, 98102, telephone: (800) 351-3902. Copies of the above reports may also be accessed from our web site at http://www.atossagenetics.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Up to 6,086,207 shares of Common Stock

ATOSSA GENETICS INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, payable by the Company in connection with the registration and sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be paid ($)
SEC registration fee	288
Printing expense	5,000
Legal fees and expenses	50,000
Accounting fees and expenses	5,000
Transfer Agent Fees	2,000
Miscellaneous Fees	2,712
Total	65,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

•	These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•	we will indemnify our directors, officers and, in the discretion of our Board of Directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•	we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our Board of Directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and certain of our executive officers. These agreements provide that we will indemnify each of these directors and executive officers to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees, judgments, fines and settlement amounts, to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as an officer or director brought on behalf of the Company or in furtherance of our rights.

We maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The Company has sold the following securities within the past three years which were not registered under the Securities Act of 1933:

On December 20, 2012, the Company issued an option to purchase 200,000 shares of its Common Stock to Christopher Destro as an inducement grant for the employment of Mr. Destro as the Company’s Vice President of Sales and Marketing. The option is exercisable at $4.11 per share which was the fair market value on the date of grant. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On January 4, 2013, the Company issued options to purchase 500,000 shares of its Common Stock, exercisable at $4.11 per share which was the fair market value on the date of grant, to Kyle Guse as an inducement grant for the employment of Mr. Guse as the Company’s Chief Financial Officer, General Counsel and Secretary. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On January 13, 2013, the Company issued a warrant to purchase 60,000 shares of Common Stock to a consultant as compensation for services to the Company. The warrant has an exercise price of $4.25 per share which was the fair market value of the Company’s Common Stock on the date of grant. The warrant has a net-exercise feature and it vests monthly over one year so long as the consultant continues to provide services to the Company. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On January 24, 2013, the Company issued 32,186 shares of Common Stock to consultants as compensation for the performance of services to the Company. The aggregate value of shares issued was $143,550, or $4.46 per share, the fair market value of our Common Stock on the date of issuance. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On February 25, 2013 the Company issued 1,081,782 shares of Common Stock and on February 28, 2013 the Company issued 139,971 shares of Common Stock, each upon exercise of outstanding warrants. These warrants were exercised on a “net” basis without additional consideration received by the Company. These warrants were originally issued in 2011 in connection with the Company’s private placement to accredited investors pursuant to Rule 506 of Regulation D under the Act. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On March 27, 2013 we entered into a stock purchase agreement with Aspire Capital, and pursuant to that agreement we have sold common stock to Aspire Capital with aggregate gross proceeds to us of approximately $11.3 million. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

From March through November 2013, as placement agent fees in connection with the March 31, 2013 stock purchase agreement with Aspire Capital, we issued warrants to Dawson James Securities, or its designee, to purchase a total of 67,000 shares of common stock at exercise prices ranging from $2.12 to $12.43 per share. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving any public offering.

On June 3, 2013, the Company issued options to purchase 250,000 shares of its Common Stock, exercisable at $4.58 per share which was the fair market value on the date of grant, to Peter Carbonaro as an inducement grant for the employment of Mr. Carbonaro as the Company’s Sr. Vice President of Operations. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On November 8, 2013 the Company entered into a stock purchase agreement with Aspire Capital Fund, LLC, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $25 million of shares of our Common Stock over the 30-month term of the agreement. Under the agreement, on November 8, 2013, Aspire Capital was issued 375,000 shares of Common Stock as a commitment fee. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving any public offering.

On April 1, 2014, the Company issued options to purchase 300,000 shares of its Common Stock, exercisable at $1.69 per share which was the fair market value on the date of grant, to Ben Chen as an inducement grant for the employment of Mr. Chen as the Company’s Sr. Vice President of Global Regulatory Affairs and Quality Assurance. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On June 2, 2014, the Company issued options to purchase 200,000 shares of its Common Stock, exercisable at $1.41 per share which was the fair market value on the date of grant, to John Sawyer as an inducement grant for the employment of Mr. Sawyer as the Company’s Sr. Vice President of Global Regulatory Affairs and Quality Assurance. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On September 2, 2014, the Company issued options to purchase 200,000 shares of its Common Stock, exercisable at $1.86 per share which was the fair market value on the date of grant, to Scott Youmans as an inducement grant for the employment of Mr. Youmans as the Company’s Sr. Vice President of Operations. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On December 15, 2014, the Company issued options to purchase 200,000 shares of its Common Stock, exercisable at $0.96 per share which was the fair market value on the date of grant, to Pieter Van der Poel as an inducement grant for the employment of Mr. Van der Poel as the Company’s Vice President of European Commercial Operations. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On December 23, 2013 the Company issued 500,000 shares of Common Stock to Aspire Capital with gross proceeds to the Company of $1,000,000. These shares were issued upon achievement of a regulatory milestone as required by the November 8, 2013 agreement with Aspire Capital.

From March 4, 2015 to March 31, 2015 we sold 2,653,199 shares of Common Stock to Aspire Capital under the November 8, 2013 agreement with them, with total gross proceeds to the Company of $4,292,349.

On May 4, 2015, the Company issued options to purchase 200,000 shares of its Common Stock, exercisable at $1.44 per share which was the fair market value on the date of grant, to Cindy Atha as an inducement grant for the employment of Ms. Atha as the Company’s Vice President of Sales and Marketing. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On May 26, 2015 Company entered into a stock purchase agreement with Aspire Capital Fund, LLC, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $25 million of shares of our Common Stock over the 30-month term of the agreement. Under the agreement, on May 26, 2015, Aspire Capital was issued 375,000 shares of Common Stock as a commitment fee. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving any public offering.

On May 26, 2015, the Company issued options to purchase 100,000 shares of its Common Stock, exercisable at $1.49 per share which was the fair market value on the date of grant, to Dr. Gerald Engley as an inducement grant for the employment of Mr. Engley as the Company’s Sr. Director of Medical Affairs. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On October 12, 2015, the Company issued options to purchase 200,000 shares of its Common Stock, exercisable at $0.79 per share which was the fair market value on the date of grant, to Janet Rea as an inducement grant for the employment of Ms. Rea as the Company’s Vice President of Regulatory Affairs and Quality. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

On November 11, 2015 Company entered into a stock purchase agreement with Aspire Capital Fund, LLC, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $25 million of shares of our Common Stock over the 30-month term of the agreement. Under the agreement. This transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.

See Exhibit Index set forth on page II-6 to this Registration Statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on November 27, 2015.

Atossa Genetics Inc.

By:	/s/ Steven C. Quay
Steven C. Quay, M.D., Ph.D.
Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven C. Quay, M.D., Ph.D. and Kyle Guse as attorneys-in-fact, with power of substitution, in any and all capacities, to sign any and all amendments and post-effective amendments to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Office(s)	Date

/s/ Steven C. Quay	Chairman, Chief Executive	November 27, 2015
Steven C. Quay, M.D., Ph.D.	Officer and President
(Principal Executive Officer)

/s/ Kyle Guse	Chief Financial Officer, General Counsel and Secretary	November 27, 2015
Kyle Guse	(Principal Financial and Accounting Officer)

/s/ Shu-Chih Chen	Director	November 27, 2015
Shu-Chih Chen, Ph.D.

/s/ Stephen J. Galli	Director	November 27, 2015
Stephen J. Galli, M.D.

/s/ H. Lawrence Remmel	Director	November 27, 2015
H. Lawrence Remmel

/s/ Gregory L. Weaver	Director	November 27, 2015
Gregory L. Weaver

/s/ Richard Steinhart	Director	November 27, 2015
Richard I. Steinhart

EXHIBIT INDEX

Incorporated by Reference Herein
Exhibit No.	Description	Form	Date

2.1††	Agreement and Plan of Reorganization, dated September 30, 2012, by and among the Company, Acueity Healthcare, Inc., and Ted Lachowicz, as Stockholder Representative	Registration Statement on Form S-1, as Exhibit 2.1	October 4, 2012

3.1	Certificate of Incorporation of Atossa Genetics Inc.	Registration Statement on Form S-1, as Exhibit 3.2	June 11, 2012

3.2	Bylaws of Atossa Genetics Inc.	Registration Statement on Form S-1, as Exhibit 3.4	June 11, 2012

3.3	Amendment to Bylaws of Atossa Genetics Inc.	Current Report on Form 8-K, as Exhibit 3.1	December 20, 2012

3.4	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock	Current Report on Form 8-K, as Exhibit 3.1	May 22, 2014

4.1	Specimen Common Stock Certificate	Registration Statement on Form S-1, as Exhibit 4.1	May 21, 2012

4.2	Form of Warrant from 2011 private placement	Registration Statement on Form S-1, as Exhibit 4.2	October 4, 2012

4.3	Form of Placement Agent Warrant from 2011 private placement	Registration Statement on Form S-1, as Exhibit 4.3	October 4, 2012

4.4	Form of Warrant dated September 30, 2012	Registration Statement on Form S-1, as Exhibit 4.4	October 4, 2012

4.5	Form of Warrant Agreement from January 2014 Public Offering	Current Report on Form 8-K, as Exhibit 4.1	January 20, 2014

4.6	Form of Warrant issued to Dawson James Securities Inc. in January 2014	Current Report on Form 8-K, as Exhibit 4.2	January 20, 2014
4.7	Rights Agreement between the Company and VStock Transfer, LLC, dated May 19, 2014	Current Report on Form 8-K, as Exhibit 3.1	May 22, 2014

4.8	Form of Pre-Funded Warrant from June 5, 2015 offering	Current Report on Form 8-K, as Exhibit 4.1	June 10, 2015

4.9	Registration Rights Agreement between the Company and Aspire Capital Fund, LLC, dated November 11, 2015	Quarterly Report on Form 10-Q, as Exhibit 10.2	November 12, 2015

5.1	Opinion of Gibson, Dunn & Crutcher, LLP	Filed herewith

10.1#	Restated and Amended Employment Agreement with Steven Quay	Registration Statement on Form S-1, as Exhibit 10.3	February 14, 2012

10.2#	Restated and Amended Employment Agreement with Shu-Chih Chen	Registration Statement on Form S-1, as Exhibit 10.4	February 14, 2012

10.3	Form of Indemnification Agreement	Registration Statement on Form S-1, as Exhibit 10.5	May 21, 2012

10.4#	Atossa Genetics Inc. 2010 Stock Option and Incentive Plan, as amended	Registration Statement on Form S-1, as Exhibit 10.6	June 11, 2012

10.5#	Form of Incentive Stock Option Agreement	Registration Statement on Form S-1, as Exhibit 10.7	June 11, 2012

10.6#	Form of Non-Qualified Stock Option Agreement for Employees	Registration Statement on Form S-1, as Exhibit 10.8	June 11, 2012

10.7#	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors	Registration Statement on Form S-1, as Exhibit 10.9	June 11, 2012

10.8	Form of Subscription Agreement	Registration Statement on Form S-1, as Exhibit 10.10	February 14, 2012

10.9	Sublease Agreement with CompleGen, Inc. dated September 29, 2010	Registration Statement on Form S-1, as Exhibit 10.11	February 14, 2012

10.10	Patent Assignment Agreement by and between the Company and Ensisheim Partners, LLC	Registration Statement on Form S-1, as Exhibit 10.12	April 6, 2012

10.11#	Form of Restricted Stock Award Agreement	Registration Statement on Form S-1, as Exhibit 10.13	June 11, 2012

10.12	Business Consultant Agreement with Edward Sauter	Registration Statement on Form S-1, as Exhibit 10.16	February 14, 2012

10.13	Prototype Development Proposal and Terms and Conditions, between the Company and HLB, LLC	Registration Statement on Form S-1, as Exhibit 10.17	February 14, 2012

10.14	Office Lease with Sander Properties, LLC, dated March 4, 2011	Registration Statement on Form S-1, as Exhibit 10.20	April 6, 2012

10.15	Office Lease with Sander Properties, LLC, dated July 8, 2011	Registration Statement on Form S-1, as Exhibit 10.21	April 6, 2012

10.16	Office Lease with Sander Properties, LLC, dated September 20, 2011	Registration Statement on Form S-1, as Exhibit 10.22	April 6, 2012

10.17	Sublease with Fred Hutchinson Cancer Research Center, dated December 9, 2011	Registration Statement on Form S-1, as Exhibit 10.23	April 6, 2012

10.18	Promissory Note — Line of Credit, effective November 3, 2010, by and between the Company and Steven C. Quay	Registration Statement on Form S-1, as Exhibit 10.24	May 21, 2012

10.19†	Term Sheet for License Agreement between the Company and Inven2 AS	Registration Statement on Form S-1, as Exhibit 10.25	June 25, 2012

10.20†	Agreement between the Company and Accellent Inc., dated August 8, 2011	Registration Statement on Form S-1, as Exhibit 10.26	June 25, 2012

10.21†	Supply Agreement between the Company and Biomarker LLC, dated June 24, 2011	Registration Statement on Form S-1, as Exhibit 10.27	June 18, 2012

10.22†	Purchase Agreement between the Company and Hologic Inc., dated May 11, 2011	Registration Statement on Form S-1, as Exhibit 10.28	June 25, 2012

10.23	Agreement between the Company and Biomarker LLC, dated June 22, 2012	Registration Statement on Form S-1, as Exhibit 10.29	June 25, 2012

10.24	Form of Investor Lock-Up Agreement	Registration Statement on Form S-1, as Exhibit 10.30	August 30, 2012

10.25†	Supply and Distribution Agreement, dated as of September 21, 2012, between the Company and Diagnostics Test Group LLC	Registration Statement on Form S-1, as Exhibit 10.31	October 4, 2012

10.26	Employment Agreement between the Company and Kyle Guse dated January 4, 2013#	Registration Statement on Form S-1, as Exhibit 10.31	January 28, 2013

10.27	Purchase Agreement, dated as of March 27, 2013, by and between the Company and Aspire Capital Fund, LLC	Annual Report on Form 10-K, as Exhibit 10.30	March 28, 2013

10.28	Purchase Agreement, dated as of November 8, 2013, by and between the Company and Aspire Capital Fund, LLC	Quarterly Report on Form 10-Q, as Exhibit 10.2	November 12, 2013

10.29	OwnerChip Program Agreement dated September 1, 2013, by and between The National Reference Laboratory for Breast Health, Inc. and Affymetrix, Inc.	Quarterly Report on Form 10-Q, as Exhibit 10.1	November 12, 2013

10.30	License and Services Agreement dated June 10, 2013, between Atossa Genetics and A5 Genetics KFT	Annual Report on Form 10-K, as Exhibit 10.32	March 27, 2014

10.31	Office Space Lease dated July 18, 2013 between Alexandria (ARE) and the Company	Annual Report on Form 10-K, as Exhibit 10.33	March 27, 2014

10.32	Common Stock Purchase Agreement, dated as of November 8, 2013, by and between the Company and Aspire Capital Fund, LLC	Quarterly Report on Form 10-Q, as Exhibit 10.2	November 12, 2013

10.33	Lab and Office Space Lease Agreement dated March 24, 2014 between Alexandria (ARE) and the Company	Annual Report on Form 10-K, as Exhibit 10.35	March 27, 2014

10.34	Offer Letter Agreement dated March 20, 2014 between the Company and Ben Chen#	Post-Effective Amendment No. 1 to Registration Statement on Form S-1, as Exhibit 10.34	April 28, 2014

10.35#	Offer Letter Agreement with Peter Carbonaro dated May 23, 2013.	Quarterly Report on Form 10-Q, as Exhibit 10.1	May 14, 2014

10.36#	Offer Letter Agreement with Chris Destro dated November 12, 2012.	Quarterly Report on Form 10-Q, as Exhibit 10.2	May 14, 2014

10.37	Office Space Assignment and Assumption of Lease and Consent to Assignment dated August 8, 2014 between Legacy Group, Inc. and the Company.	Quarterly Report on Form 10-Q, as Exhibit 10.1	August 12, 2014

10.38	TME Master Service Agreement dated September 1, 2014 between Targeted Medical Education (TME) and NRLBH	Quarterly Report on Form 10-Q, as Exhibit 10.2	November 12, 2014

10.39#	Offer Letter Agreement with John Sawyer dated May 23, 2014.	Annual Report on Form 10-K, as Exhibit 10.30	March 30, 2015

10.40	Intellectual Property License Agreement with Besins Healthcare Luxembourg SARL	Current Report on Form 8-K, as Exhibit 10.1	May 18, 2015

10.40	Placement Agent Agreement dated June 5, 2015 among the Company, Roth Capital Partners, LLC and Dawson James Securities, Inc.	Current Report on Form 8-K, as Exhibit 10.1	June 10, 2015

10.41	Form of Subscription Agreement from June 5, 2015 offering.	Current Report on Form 8-K, as Exhibit 10.2	June 10, 2015

10.42	Common Stock Purchase Agreement, between the Company and Aspire Capital Fund, LLC, dated as of November 11, 2015	Quarterly Report on Form 10-Q, as Exhibit 10.1	November 12, 2015

21.1	List of Subsidiaries	Registration Statement on Form S-1, as Exhibit 21.1	October 4, 2012

23.1	Consent of KCCW Accountancy Corp.	Filed herewith

23.2 23.2	Consent of BDO USA, LLP Consent of Gibson, Dunn & Crutcher, LLP	Filed herewith Filed as part of Exhibit 5.1 to this Registration Statement on Form S-1

24.1	Powers of Attorney	Included on the signature page in Part II of this Registration Statement on Form S-1

#	Indicates management contract or compensatory plan, contract or agreement.

†	Confidential treatment has been granted for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

††	Schedules and exhibits omitted pursuant to Item 601 of Regulation S-K.